Exhibit 99.3 Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America as at and for the years ended December 31, 2021 and 2020, the related notes contained therein. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 29, 2022. Additional information relating to Gold Reserve, including its Annual Information Form, is available under the Company's profile on SEDAR at www.sedar.com.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7977 and 0.7455, respectively, and the exchange rate at the end of each such period equaled 0.7827 and 0.7841, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

●	risks associated with the timing and ability to appeal or contest, or any adverse outcome of our efforts to contest, the purported revocation of the mining rights held by Siembra Minera and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement;
●	risks associated with the substantial concentration of our activities and assets in Venezuela which are and will continue to be subject to risks specific to Venezuela, including the effects of political, economic and social developments, social instability and unrest; international response to Venezuelan domestic and international policies; Sanctions (as defined below) by the U.S. or Canadian governments or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or a future administration or power, de jure or de facto;
●	risks associated with sanctions imposed by the U.S. and Canadian governments targeting the Bolivarian Republic of Venezuela ("Venezuela") (the "Sanctions"):
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-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy,
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela, which is expected to continue for an indeterminate period of time;
-	Even if there is a successful appeal or overturning of the purported revocation by the Venezuelan Ministry of Mines of the mining rights in connection with the Siembra Minera Project, the Sanctions could adversely impact our ability to finance, develop and operate such project, and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;
●	risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future request, to engage in certain Venezuela-related transactions;
●	risks associated with the continued failure by Venezuela to honor its remaining commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $934 million (including interest of approximately $156 million) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement");
●	risks associated with our ability to resume our efforts to enforce and collect the September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include incurring the costs of enforcement and collection of the Award and the timing and success of that effort, if Venezuela ultimately fails to honor its commitments pursuant to the Settlement Agreement,
●	risks associated with the phase out of LIBOR and our ability, if and when it's possible to engage with the Venezuelan government, to either agree with Venezuela on a new interest benchmark or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark;
●	even if there is a successful appeal or overturning of the purported revocation by the Venezuelan Ministry of Mines of the mining rights of Siembra Minera there would be
o	risks associated with Venezuela's failure to honor its remaining commitments associated with the formation, financing and operation of Siembra Minera (a company formed to develop the Siembra Minera Project which is comprised of certain gold, copper, silver and other strategic mineral rights located in Bolivar State, Venezuela);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
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o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;
●	risks associated with filing a claim, if warranted, against Venezuela for breach of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project. The cost of prosecuting such a claim over a number of years could be substantial, and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected;
●	risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó, instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto, and the U.S. government's previous indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;
●	risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
●	risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the failure of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which, if not remediated, may result in the Company not being able to produce accurate and timely financial statements and other public filings;
●	risks associated with shareholder dilution resulting from the future sale of additional equity, if required;
●	risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";
●	risks associated with the abilities of and continued participation by certain employees;

●        risks associated with potential tax, accounting or financial impacts that may result from the current audits of our tax filings by U.S. and Canadian tax authorities (or any future ones).

●	risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and
●	risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease (COVID-19) pandemic.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See disclosure under the heading "Risk Factors" in this Management's Discussion and Analysis for the fiscal year ended December 31, 2021.

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Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this Annual Information Form that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the Ontario Securities Commission, U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com and www.sec.gov, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Mineral resource, mineral reserve and other technical information disclosure was prepared in accordance with NI 43-101 and may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Currently our primary business activities at this time are the collection of the remaining amounts owed to us by Venezuela and, to the extent possible, the advancement of the Siembra Minera Project (as more fully discussed herein).

Venezuela's Political, Economic and Social Conditions

Venezuela continues to experience substantial social, political and economic turmoil. The country's overall infrastructure, social services network and economy have significantly deteriorated. Further, certain non-Venezuelan countries (including the United States and Canada) currently recognize a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro, resulting in a "dual" government. In addition, on March 26, 2020, the U.S. Government indicted Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking.

The existing conditions in Venezuela, along with the Sanctions (as defined herein), are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela pursuant to the Settlement Agreement and/or Award and to develop the Siembra Minera Project. The Resolution of the Venezuelan Ministry of Mines issued in March 2022 purportedly revokes certain gold, copper, silver and other strategic mineral rights granted to Siembra Minera (as defined below) contained within Bolivar State comprising what is known as the Siembra Minera project (the "Siembra Minera Project"). We are considering all legal rights and remedies available under the Settlement Agreement and applicable law.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy,

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The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),

The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela, which is expected to continue for an indeterminate period of time. Even if there is a successful appeal or overturning of the purported revocation by the Venezuelan Ministry of Mines of the mining rights in connection with the Siembra Minera Project, the Sanctions could adversely impact our ability to finance, develop and operate such project, and the Sanctions will continue indefinitely until modified by the U.S. government or the Canadian government.

On June 4, 2020, the Board created the Special Committee of non-U.S. Persons (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to U.S. Sanctions. This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, U.S. Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). The Special Committee will also ensure that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals: two of whom are directors, Mr. Coleman and Mr. Gagnon, along with a former director, Mr. J.C. Potvin who serves as an advisor to the Special Committee.

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. Even if we are successful in appealing or otherwise overturning the purported revocation by the Venezuelan Ministry of Mines of the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Empresa Mixta Ecosocialista Siembra Minera, S.A.

In October 2016, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera") was established, which is beneficially owned 55% by a Venezuelan government-controlled corporation, and 45% by Gold Reserve (See "Properties– Siembra Minera Project"). Siembra Minera was granted certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project and is, among other things, authorized to carry on its business via existing or pending Presidential Decrees and Ministerial Resolutions. In March 2022, the Ministry of Mines of Venezuela issued a Resolution that purports to revoke the mining rights of Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law.

In March 2018, the Company announced the completion of a preliminary economic assessment (the "PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 ̶ Standards of Disclosure for Mineral Projects ("NI 43-101"), which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates (See "Properties ̶ Siembra Minera Project ̶ Preliminary Economic Assessment"). Siembra Minera has no operations at this time. The Company has incurred cumulative costs through December 31, 2021 totaling approximately $22.7 million associated with the Siembra Minera Project.

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Management's recent activities have focused on:

Collections Pursuant to the Settlement Agreement

On a cumulative basis, the Company has received approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $934 million (including interest of approximately $156 million) as of the date of this MD&A. "). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

Siembra Minera Project

The Company continued a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures as well as concluded an approximately $6 million works program to build or rehabilitate existing facilities at the four largest schools, a church and recreational and sport facilities, established a facility to house a radio station at one school and generate preliminary engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure. In March 2018, the Company published the results of the PEA which is available to the public at www.sedar.com and www.sec.gov, as well as, the Company's website at www.goldreserveinc.com (See "Exploration Prospects- Siembra Minera Project").

EXPLORATION PROSPECTS

Siembra Minera Project

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera was granted certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights granted to Siembra Minera were set to have a 20-year term with two 10-year extensions. In March 2022, the Ministry of Mines of Venezuela issued a Resolution that purports to revoke the mining rights of Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law.

Below is a summary of certain matters pertaining to the Mixed Company Formation Documentation and related matters, including legislative actions that occurred prior to December 31, 2021.

Gold Reserve, under a yet to be completed Technical Services Agreement, would provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a Mixed Company (as defined herein) to perform similar activities with terms and conditions that are more favorable than the tax and fiscal incentives contemplated in the Mixed Company Formation Document and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

There are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project, as provided in the Settlement Agreement and Mixed Company Formation Document, some of which are still pending completion. There are a number of pending authorizations and/or still to be completed obligations on the part of the Venezuelan government that are critical to the financing and future operation of the Siembra Minera Project.

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Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government ("Mixed Companies") operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty ("NSR") on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production and 6% for the next ten years. The parties also agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% - 45.0% and 60.5% - 39.5%, respectively.

Venezuela is obligated to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding and Siembra Minera is obligated, with Venezuela's support, to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which are estimated to be in excess of $2 billion. No verifiable financing alternatives have been identified.

The Mixed Company Formation Documents provide for Siembra Minera, pursuant to Presidential Decrees or other authorizations, to be subject to an income tax rate of 14% for years one to five, 19% for years six to ten, 24% for years eleven to fifteen, 29% for years sixteen to twenty and 34% thereafter; to be authorized to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds; to hold funds associated with future capital cost financings and sale of gold, copper and silver offshore in U.S. dollar accounts with dividend and profit distributions, if any, paid directly to Siembra Minera shareholders; to convert all funds into local currency at the same exchange rate offered by Venezuela to other similar entities, as required to pay Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project. Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

On October 8, 2020, the Venezuelan National Constituent Assembly approved an “anti-blockade” law, published in Special Official Gazette Nº 6.583 of October 12th, 2020 (the "Law"). The Law is reportedly part of the Maduro administration's strategy to overcome the financial, economic and commercial consequences of U.S. Sanctions. The Law, which according to its own terms ranks as a constitutional law, was passed to provide President Maduro the tools to mitigate the effects of U.S. Sanctions on Venezuela. The Law, in part, allows the Venezuelan government to implement programs to foster investments in projects or alliances in strategic sectors, including the power to sell State assets, lower or increase State interest in mixed companies and suspend legal and sublegal norms that it considers counterproductive due to sanctions. The Law provides strict provisions of confidentiality that would exclude from public scrutiny transactions that are permitted thereunder. Members of the opposition government and academic and professional associations in Venezuela have questioned the constitutionality of the Law. Additionally, they claim that the Law will lead to a lack of transparency and accountability. It is unclear if the Law will have any current or future impact on the Company's operations.

Even if there is a successful appeal or overturning of the purported revocation of the mining rights granted to Siembra Minera, it is possible that if there were to be a change of government in Venezuela that gives control to the opposition, the new government may challenge the Maduro administration's 2016 formation of Siembra Minera and Presidential Decree No. 2.248 which created the National Strategic Development Zone Mining Arc of the Orinoco where the Siembra Minera Project is located. The impact of recent or future actions by an opposition-controlled government could adversely affect the Company's ownership interest in Siembra Minera or any future operations in Venezuela.

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Siembra Minera Project Completed Activities

The Company's development activities included the following, much of which were completed prior to 2019: published the results of the PEA in accordance with NI 43-101; completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant; completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam; completed and obtained approval of a Venezuelan Environmental Impact Statement; subsequently received the environmental permit to affect the Area for the early works (the "Permit to Affect"); collected and transported a surface saprolite material sample to the U.S. for future metallurgical testing; validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the Siembra Minera Project area; assisted with the preparation of budgets for Siembra Minera according to parameters set forth by the Venezuelan budgeting agency; obtained, the "Initiation Act", pursuant to the Permit to Affect, allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project; completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works; hosted two community events for the granting of the Permit to Affect and the granting of the Initiation Act; worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the Siembra Minera Project area, which included cataloging identities, locations, infrastructure and health status; completed a feasibility study for a rock quarry in March 2019 as part of the opening of the quarry needed for the "early works" and during both Phases I and II of the Siembra Minera Project; and assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area. Siembra Minera has no operations at this time. As a result, the Company has incurred cumulative costs through December 31, 2021 associated with the Siembra Minera Project, totaling approximately $22.7 million.

Siembra Minera Project Development

We have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate Environmental & Social Impact Assessments ("ESIA") for the support of the various operating and environmental permits that will be required for the Siembra Minera Project. The next phase of the Siembra Minera Project's development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant.

Further development of the Siembra Minera Project will be subject to a successful appeal or contest of the purported revocation by the Venezuelan Ministry of Mines of the mining rights granted to Siembra Minera.

Even if there is a successful appeal or contest, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project. Furthermore, it is unclear to management if any new Venezuelan administration or power, de jure or de facto, in the future will respect the agreements of the prior administration.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSR to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company. Management is currently evaluating a plan to increase exploration activities on the property.

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BRISAS ARBITRAL AWARD, SETTLEMENT AGREEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the "Award") totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the "Mining Data") associated with our previous mining project in Venezuela (the "Brisas Project") for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

The terms of the Settlement Agreement included the Company's agreement to suspend the legal enforcement of the Award, subject to Venezuela making the payments on the schedule set forth in the Settlement Agreement, and Venezuela's agreement to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and to terminate all other proceedings seeking annulment of the Award.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $934 million (including interest of approximately $156 million).

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark. There is no assurance that we will be successful in such efforts.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this Management’s Discussion and Analysis, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement. As disclosed above, the Ministry of Mines of Venezuela issued a Resolution in March 2022 that purports to revoke the mining rights of Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law. (See "Cautionary Statement Regarding Forward-Looking Statements and Information")

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for applicable taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of the Proceeds not to exceed $1 million and the balance of any remaining Notes (as defined in the Agreement) and accrued interest thereon (the "Net Proceeds"). We have been advised by the holder of the majority of the CVRs that it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. This matter has not been resolved as of the date of this Management’s Discussion and Analysis and it is not possible at this time to determine its outcome. As of December 31, 2021, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, of which approximately $60 thousand remains payable to CVR holders (not taking into account the majority CVR holder’s claim, described above).

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The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2021, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR and the Bonus Plan, and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution. Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company's website at www.goldreserveinc.com.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

FINANCIAL OVERVIEW

Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations and the 2019 Return of Capital to Shareholders. Recent operating results and our overall financial position and liquidity are primarily impacted by Venezuela's failure to honor its monetary and non-monetary obligations under the Settlement Agreement in a timely manner, expenses associated with activities related to the Siembra Minera Project, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award. Even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

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During the year ended December 31, 2021, cash and cash equivalents decreased approximately $8.3 million compared to a decrease of approximately $4.4 million for the same period in 2020. The net decrease in cash and cash equivalents was primarily due to cash used in operations as more fully described in the "Operating Activities" section below. Net loss for the year ended December 31, 2021 was $10.6 million compared to net loss of $11.5 million for the year ended December 31, 2020. The decrease in loss was primarily due to decreases in write-downs of property, plant and equipment and arbitration and settlement costs, partially offset by a 2021 impairment loss on a bank account and an increase in legal and accounting expense which was a result of regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters.

One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to transfer the funds out of the account and believes the banking group is experiencing severe financial difficulties. As a result, the Company does not have access to the funds and accordingly fully provided for the balance, resulting in an impairment loss of approximately $1.17 million in 2021. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, the timing and amount of distributions made to Shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

SELECTED ANNUAL INFORMATION (1)

	$ $	2021	$ $	2020	$ $	2019
Income (loss)		$90,898		$293,657		$1,599,749
Expenses		$(10,687,690)		$(12,900,302)		$(19,094,554)
Income tax benefit		$-		$1,089,360		$4,347,907
Net income (loss)		$(10,596,792)		$(11,517,285)		$(13,146,898)
Basic and diluted per share		$(0.11)		$(0.12)		$(0.13)
Total assets		$60,640,443		$69,435,303		$80,268,951
Total non-current financial liabilities		$-		$77,093		$169,911
Distributions or cash dividends declared per share		$-		$-		$0.76
(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
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       Factors that have caused period to period variations are more fully discussed below under the headings "Liquidity and Capital Resources", "Results of Operations" and "Changes in Accounting Policies Including Initial Adoption".

Liquidity and Capital Resources

At December 31, 2021, we had cash and cash equivalents of approximately $49.1 million which represents a decrease from December 31, 2020 of approximately $8.3 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2021	Change	2020
Cash and cash equivalents	$49,117,630	$(8,297,720)	$57,415,350

As of December 31, 2021, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $49.2 million, machinery and equipment intended to be sold with a carrying value of approximately $1.6 million (See Note 6 to the consolidated financial statements), an income tax receivable of approximately $8.7 million and short-term financial obligations consisting of accounts payable, accrued expenses, contingent value rights and lease liability of approximately $0.6 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of the remaining balance of the amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal of Sanctions, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. Even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2021 and 2020 was approximately $8.6 million and $4.6 million, respectively. Cash flow used in operating activities consists of net loss adjusted for gains and losses on marketable securities, deferred tax, non-cash expense items primarily related to stock option compensation and depreciation as well as certain non-cash changes in working capital.

Cash flow used in operating activities during the year ended December 31, 2021 increased from the prior comparable period primarily due to an increase in legal and accounting expenses, a loss on impairment of cash in bank account and a receipt of a cash refund of income tax in the first quarter of 2020, partially offset by a decrease in arbitration and settlement expense.

Investing Activities

	2021	Change	2020
Proceeds from disposition of marketable securities	$-	(100,126)	$100,126
Proceeds from sale of property, plant and equipment	315,389	216,740	98,649
Purchase of property, plant and equipment	(2,381)	44,372	(46,753)
	$313,008	$160,986	$152,022

Cash flow from investing activities increased during the year ended December 31, 2021 due to an increase in sales of mining equipment and a decrease in purchases of property, plant and equipment partially offset by a decrease in proceeds from disposition of marketable securities. As of December 31, 2021, the Company held approximately $1.6 million of Brisas Project related equipment intended for future sale (See Note 6 to the audited consolidated financial statements).

Financing Activities

The Company did not have cash flows from financing activities during the years ended December 31, 2021 and 2020.

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Contractual Obligations

Our contractual obligation payments as of December 31, 2021 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described in Note 3 to the December 31, 2021 consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 9 to the consolidated financial statements. As of December 31, 2021, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.4 million.

Results of Operations

Summary

Consolidated income, expenses, net loss before tax and net loss for the years ended December 31, 2021 and 2020 were as follows:

	2021	Change	2020
Income	$90,898	$(202,759)	$293,657
Expenses	(10,687,690)	2,212,612	(12,900,302)
Net loss before tax	$(10,596,792)	$2,009,853	$(12,606,645)
Net loss and comprehensive loss	$(10,596,792)	$920,493	$(11,517,285)

Income (Loss)

	2021	Change	2020

Interest income	$31,095	$(263,182)	$294,277
Gain (loss) on disposition of property, plant and equipment	58,562	89,038	(30,476)
Gain on marketable equity securities	21,643	15,887	5,756
Foreign currency gain (loss)	(20,402)	(44,502)	24,100
	$90,898	$(202,759)	$293,657

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. The decrease in income was primarily a result of a reduction in interest income due to a decrease in interest rates and a reduction in foreign currency gain, partially offset by increases in gains on disposition of property, plant and equipment and marketable equity securities.

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Expenses

	2021	Change	2020

Corporate general and administrative	$6,018,724	$871,391	$5,147,333
Contingent value rights	-	(59,549)	59,549
Siembra Minera Project and related costs	1,675,469	106,728	1,568,741
Write-down of property, plant and equipment	-	(3,749,531)	3,749,531
Loss on impairment of cash in bank account	1,166,529	1,166,529	-
Exploration costs	118,259	44,576	73,683
Legal and accounting	1,245,721	546,911	698,810
Arbitration and settlement	145,147	(987,144)	1,132,291
Equipment holding costs	317,841	(152,523)	470,364
Total expenses for the period	$10,687,690	$(2,212,612)	$12,900,302

Corporate general and administrative expense for the year ended December 31, 2021 increased from the comparable period in 2020 primarily due to an increase in non-cash stock option compensation. CVR-related expenses decreased due to a decrease in the tax benefits associated with prior years’ receipts of payments under the Settlement Agreement. Expenses associated with the Siembra Minera Project during the year ended December 31, 2021 increased from the prior comparable period due to an increase in non-cash stock option compensation of project technical consultants. Impairment write-downs of property, plant and equipment decreased as the Company did not record any write-downs of property, plant and equipment in 2021. Loss on impairment of cash in a bank account was recorded in 2021 but not in the prior year. It was determined that the Company does not have access to funds in a bank account held in a financial institution which is believed to be experiencing financial difficulties. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur. Legal and accounting expenses increased from the prior comparable period primarily as a result of an increase in professional fees associated with regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters. Arbitration and settlement expense decreased as a result of a decrease in the need for counsels' assistance in the evaluation of various issues associated with the status of the Settlement Agreement and the Siembra Minera Project. Equipment holding costs decreased due to the disposal of some of the equipment in 2021. Overall, total expenses for the year ended December 31, 2021 decreased by approximately $2.2 million from the comparable period in 2020.

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	12/31/21	9/30/21	6/30/21	3/31/21	12/31/20	9/30/20	6/30/20	3/31/20
Income (loss)	$(76,489)	$12,563	$95,416	$59,408	$56,510	$(2,668)	$122,845	$116,970
Net loss
before tax	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)	(5,728,924)	(2,562,967)	(2,235,424)	(2,079,330)
Per share	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)	(0.03)	(0.02)	(0.02)
Fully diluted	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)	(0.03)	(0.02)	(0.02)
Net loss	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)	(5,484,748)	(2,427,973)	(2,122,592)	(1,481,972)
Per share	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)	(0.02)	(0.02)	(0.01)
Fully diluted	(0.05)	(0.02)	(0.02)	(0.02)	(0.06)	(0.02)	(0.02)	(0.01)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
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In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss. In the second quarter of 2021, income increased due to a gain on sale of equipment. In the first quarter of 2021, income increased due to an increase in gain on marketable equity securities, partially offset by a decrease in foreign currency gain. In the fourth quarter of 2020, income increased as a result of an increase in foreign currency gain and a decrease in loss on disposition of property, plant and equipment. In the third quarter of 2020, income decreased as a result of a decrease in interest income and a decrease in gain on marketable securities as well as a loss on disposition of property, plant and equipment. In the second quarter of 2020, income increased as a result of gains on marketable equity securities partially offset by a decrease in interest as a result of lower interest rates. In the first quarter of 2020, income decreased as a result of losses on marketable equity securities and foreign currency loss.

In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income. In the second quarter of 2021, net loss decreased as a result of decreases in legal, accounting and arbitration costs and a gain on sale of equipment. In the first quarter of 2021, net loss decreased as the Company did not have further write-downs of property, plant and equipment. In the fourth quarter of 2020, net loss increased primarily as a result of a write-down of property, plant and equipment. Net loss increased in the third quarter of 2020 as a result of a decrease in income as noted above as well as an increase in non-cash stock option expense partially offset by a decrease in arbitration expense. Net loss increased in the second quarter of 2020 primarily due to an increase in legal costs related to the Company’s evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

During the years ended December 31, 2021 and 2020, there were no transactions with related parties.

Disclosure Controls and Procedures (DC&P)

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2021. Based on this evaluation, and the material weakness in internal controls outlined below, management concluded that the disclosure controls and procedures were not effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our ICFR as of December 31, 2021 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment as of December 31, 2021, management has determined that there is a material weakness in the Company’s Internal Control over Financial Reporting, and as such, the Company’s internal control over financial reporting as of December 31, 2021 was not effective. Specifically, management did not design effective internal controls to ensure there was timely identification of indicators that the custody and recoverability of cash held in a foreign bank account existed, due to a potential decline in the financial position and liquidity at one of its financial institutions where approximately $1.17 million in cash is held. This ultimately led to management’s conclusion that the cash held with this financial institution should be written off due to the Company’s inability to access the funds.

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Management is in the process of remediating this control deficiency by the implementation of additional review and oversight procedures with respect to the monitoring of the liquidity and credit risk of the financial institutions in which cash, cash equivalents and marketable securities are held. Management’s intention is for this to be implemented during 2022, however, we cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), other than the material weakness described above, during our fiscal quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•	assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;
•	use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock-based compensation; and
•	preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

RISK FACTORS

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Risks:

Related to the Concentration of our Business Activities in Venezuela

Our current and future business activities are expected to be concentrated in Venezuela and will be subject to inherent local risks.

The Ministry of Mines of Venezuela issued a Resolution in March 2022 that purports to revoke the mining rights of the Venezuelan joint venture company, Siembra Minera SA for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law. Additionally, even if there is a successful appeal or overturning of such purported revocation, our potential development and/or future operation of the Siembra Minera Project, as well as our activities related to the enforcement of the Settlement Agreement and/or collection of the remaining amounts due pursuant to the Award will be influenced by the Sanctions and conditions in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
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•	the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto;
•	the U.S. government's indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;
•	changes in the government of Venezuela and among its officeholders;
•	significant or abrupt changes in the applicable regulatory or legal climate, including changes to laws or the enforcement (or lack thereof) or unpredictability of the Venezuelan judiciary;
•	currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
•	international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
•	exchange controls and export or sale restrictions;
•	currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation;
•	civil unrest, military actions and crime;
•	corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	new or changes in regulations related to mining, environmental and social issues; and
•	the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.

Related to Sanctions Imposed On Venezuela By the U.S. and Canadian Governments

Sanctions currently imposed on Venezuela by the U.S. and Canada, and any further Sanctions that may be imposed in the future, could materially adversely affect the Company.

The U.S. and Canadian governments have imposed Sanctions targeting the Venezuelan government and certain Venezuelan individuals that apply to Siembra Minera as a result of the Venezuelan government's 55% ownership (See "U.S. and Canadian Sanctions").

Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, arrangements related to the Siembra Minera Project, including:

•	an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela;
•	an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and
•	an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.
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The occurrence of any of the foregoing or other events could result in the failure of the Settlement Agreement and/or mixed company arrangements to be performed in their current form which could have a material adverse effect on the Company, including our ability to own our interest in Siembra Minera or operate it or maintain sufficient liquidity to operate it as a going concern.

Related to Collection of the Award and Sale of Mining Data

Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement (as amended), Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid and delinquent amount due from Venezuela pursuant to the Settlement Agreement, as of the date of this MD&A, totals approximately $934 million (including interest of approximately $156 million). Also, the Settlement Agreement contemplates the calculation of interest on unpaid amounts based on the LIBOR benchmark. With the phase out of LIBOR, we will be required to either agree with Venezuela on a new interest benchmark, if and when engagement with the Venezuelan government is possible, or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award, subject to Venezuela making the payments on the schedule set forth in the Settlement Agreement, and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due to us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award if the Settlement Agreement is abandoned would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future unless and until there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera and thereafter we develop the Siembra Minera Project or an alternative project and achieve commercial production. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

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In addition, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Related to the Purported Revocation of Rights with Respect to, and Development and Operation of, the Siembra Minera Project

The Ministry of Mines of Venezuela issued a Resolution in March 2022 that purports to revoke the mining rights of the Venezuelan joint venture company, Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law. Even if there is a successful appeal or overturning of such purported revocation, the following risks apply in connection with any development or operation of the Siembra Minera Project.

Venezuela's failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera Project could adversely affect the Company.

There remains a number of outstanding commitments by Venezuela associated with the formation and operation of Siembra Minera including a number of legal or regulatory obstacles related to the development of the Siembra Minera Project, completion of additional definitive documentation, remaining governmental approvals and obtaining financing to fund the capital costs of the Siembra Minera Project.

The breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project by Venezuela could have an adverse impact on the Company.

In the event Venezuela breaches one or more of the terms of the underlying agreements governing the formation of Siembra Minera (including as a result of the purported revocation) and the future development of the Siembra Minera Project, the Company could be exposed to substantial enforcement costs of prosecuting such a claim over a number of years and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected.

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the PEA. The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•	we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;
•	developments in our efforts to conclude the transactions contemplated by the Settlement Agreement;
•	economic and political developments in Venezuela including the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning
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of the purported revocation of the mining rights of Siembra Minera, the terms of the mixed company arrangement related to the development of the Siembra Minera Project;

•	our operating performance and financial condition;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;
•	the public's reaction to announcements or filings by us or other companies;
•	the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
•	the price of gold, copper and silver;
•	the addition to or changes to existing personnel; and
•	general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, public health crisis (such as the global outbreak of COVID-19).

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to Shareholders are subject to inherent risks.

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares pursuant to a Return of Capital. The Return of Capital was completed pursuant to a plan of arrangement under the ABCA and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. We may declare cash dividends or make distributions in the future only if our earnings (including payment of the Award) and capital are sufficient to justify the payment of such dividends or distributions.

Risks Related to the Business

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement, operation of Siembra Minera, potential development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

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Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, and the LMS Property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, and the LMS Property. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the U.S. Internal Revenue Code (the "Code") for the taxable year ended December 31, 2021.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our Shareholders for the taxable year ended December 31, 2021. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Management's Discussion and Analysis.  Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A common shares and any "excess distributions" (as specifically defined by the Code) paid on our Class A common shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Class A common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Class A common shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of our "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. taxpayer to make a QEF election, we must agree to supply annually to the U.S. taxpayer the "PFIC Annual Information Statement" and permit the U.S. taxpayer access to certain information in the event of an audit by the IRS.  We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information.  As a possible second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which we are a PFIC and the Class A common shares are "marketable stock" (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in such Class A common shares.

We may have exposure to greater than previously anticipated tax liabilities, which could harm our business

We have tax filings that are currently (or may in the future be) under audit by U.S. and Canadian tax authorities. Any adverse outcome from these tax audits could seriously harm our business, including as a result of any adverse tax, accounting or financial impacts. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management that may be challenged by the applicable tax authorities. We cannot guarantee that any tax audit to which we are currently subject or that which we may be subject to in the future will result in a favorable

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outcome. Our results of operations and cash flows could be adversely affected by additional taxes imposed on us. These factors could materially adversely affect our Company and the trading price of our common stock.

New diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic may adversely impact the Company’s current and future operations.

The extent to which COVID-19 and its variants (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted.

There are material tax risks associated with holding and selling or otherwise disposing of Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Adopted in the year

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update was effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within the year. The adoption of this standard did not have a significant impact on our financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,547,710 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

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Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Company or upon any distribution of the assets of the Company; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options on up to 9,939,500 Class A Shares. As of April 29, 2022, 7,218,393 of those options were outstanding and 2,721,107 options were available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date hereof:

Expiry Date	Exercise Price	Number of Shares
July 25, 2024	$ 3.26	250,000
June 29, 2025	$ 3.15	180,000
February 16, 2027	$ 2.39	3,369,643
May 1, 2027	$ 1.93	125,000
September 9, 2030	$ 1.75	125,000
September 25, 2030	$ 1.70	135,000
January 7, 2031	$ 1.61	50,000
October 4, 2031	$ 1.60	2,983,750
Total Class A Shares issuable pursuant to stock options		7,218,393

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,547,710
Shares issuable pursuant to the 2012 Equity Incentive Plan	7,218,393
Total shares outstanding, fully diluted	106,766,103

Additional Information

Additional information relating to our Company, including our Company's Annual Information Form, is on SEDAR at www.sedar.com.